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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                          (Amendment No. Eight)*

                           Integrated Systems, Inc.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                                Common Stock
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 45812M104
                     ----------------------------------
                              (CUSIP Number)


      Check the following box if a fee is being paid with this statement: [ ] . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                             Page 1 of 4 Pages

                               Vinita Gupta

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CUSIP No. 45812M104                 13G                    Page 2 of 4 Pages

-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS
     I.R.S. Identification Nos. of above persons (entities only).

      Vinita Gupta                     ###-##-####
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER   (a)  / /
     OF A GROUP*                             (b)  /x/
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) CITIZENSHIP OR PLACE OF ORGANIZATION

-------------------------------------------------------------------------------
 NUMBER OF SHARES             (5) SOLE VOTING POWER
 BENEFICIALLY                     0
 OWNED BY                    --------------------------------------------------
 EACH REPORTING               (6) SHARED VOTING POWER
 PERSON WITH:                     4,730,200 shares
                                  (beneficial ownership of 1,000,000 of these
                                   shares is disclaimed)
                             --------------------------------------------------
                              (7) SOLE DISPOSITIVE POWER
                                  0
                             --------------------------------------------------
                              (8) SHARED DISPOSITIVE POWER
                                  4,730,200 shares
                                  (beneficial ownership of 1,000,000 of these
                                   shares is disclaimed)
-------------------------------------------------------------------------------
 (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,790,200 shares (beneficial ownership of 1,000,000 of these shares is disclaimed)
     60,000 of these shares are subject to options that are exercisable within 60 days of December 31, 1999. (OF WHICH, 8,336 SHARES ACCELERATED UNDER THE TERMS OF THE AGREEMENT AND PLAN OF MERGER AND REORGANIZATION, DATED OCTOBER 21, 1999.)
-------------------------------------------------------------------------------
(10) CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

     N/A
-------------------------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     19.7%
-------------------------------------------------------------------------------
(12) TYPE OF REPORTING PERSON

     IN
-------------------------------------------------------------------------------
          *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 45812M104                 13G                    Page 3 of 4 Pages

ITEM 1.

    (a)   Name of Issuer

          Integrated Systems, Inc.
          ---------------------------------------------------------------------
    (b)   Address of Issuer's Principal Executive Offices

          201 Moffett Park Drive, Sunnyvale CA 94089
          ---------------------------------------------------------------------


ITEM 2.

    (a)   Name of Person Filing

          Vinita Gupta
          ---------------------------------------------------------------------
    (b)   Address of Principal Business Office or, if none, Residence

          1252 Canada Road, Woodside, California 94062
          ---------------------------------------------------------------------
    (c)   Citizenship

          U.S.A.
          ---------------------------------------------------------------------
    (d)   Title of Class of Securities

          Common Stock
          ---------------------------------------------------------------------
    (e)   CUSIP Number

          45812M 10 4
          ---------------------------------------------------------------------

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

         Not applicable.

ITEM 4.  OWNERSHIP

    Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

        (a)  4,790,200 shares* **
        (b)  19.7%
        (c)  (i)   0 shares*
            (ii)   4,730,000 shares*
           (iii)   0 shares*
            (iv)   4,730,000 shares*

         * Beneficial ownership of all or some of these shares is disclaimed as set forth on page 2 of this statement.

         ** 60,000 shares are subject to options that are exercisable within 60 days of December 31, 1999. (OF WHICH, 8,336 SHARES ACCELERATED UNDER THE TERMS OF THE AGREEMENT AND PLAN OF MERGER REORGANIZATION, DATED OCTOBER 21, 1999.)

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         (a) As of December 31, 1999, 3,730,200 of the shares were held in the joint names of the filing person and her spouse, Naren Gupta.

         (b) As of December 31, 1999, 1,000,000 of the shares were held in trust for the benefit of the filing person's children. The filing person, her spouse and a third party, Kalyan Dutta, are trustee of the trust.

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CUSIP No. 45812M104                 13G                    Page 4 of 4 Pages

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                             Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                             Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

                             Not applicable.

ITEM 10. CERTIFICATION

                             Not applicable.

                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                        2/10/00
                                       ----------------------------------------
                                       Date

                                       /s/ Vinita Gupta
                                       ----------------------------------------
                                       Signature

                                       Vinta Gupta
                                       ----------------------------------------
                                       Name/Title